Handläggare
Elise Berggren

Datum
2006-04-28
E-post

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Unites State[redacted]

06013332

SEC MAIL PROCESSING
RECEIVED
MAY 10 2006
WASH, D.C. 209 SECTION

SUPPL

RE: Fastighets AB Tornet (file No.82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b) (1) (iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

Fastighets AB Tornet (publ)
Legal Department

Elise Berggren

PROCESSED
MAY 12 2006

dlw 5/11

TORNET

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Shareholders of Fastighets AB Tornet (publ) are hereby notified that an Extraordinary General Meeting of Shareholders will take place at World Trade Center, Paris-salen, Klarabergsviadukten 70 or Kungsbron 1, Stockholm, on Wednesday, 3 May 2006 at 3 pm.

Notification of attendance
Shareholders, who wish to participate in the Extraordinary General Meeting, must:

- be registered in the share register kept by VPC AB ("VPC") at the latest by Wednesday, 26 April 2006,

- and must notify the company in writing of their intention to attend at the latest by 1 pm on Wednesday, 26 April 2006, to Fastighets AB Tornet, P.O. Box 623, SE-182 16 Danderyd, Sweden, by telephone (+46)8-544 905 00 or by e-mail to elise.berggren@tornet.se.

Notification is to include the person's name, date of birth/Swedish personal identity no./company registration no., address, telephone number, number of shares and assistants (if any) at the Meeting. Personal particulars will only be used in conjunction with the Meeting for the requisite registration and preparation of a voting list.

Shareholders, whose shares are nominee-registered, must request that their shares are temporarily registered in their own name at VPC in good time before 26 April 2006 to be entitled to participate at the Meeting. Requests are to be made to the nominee and must have been completed at the latest by Wednesday, 26 April 2006.

If participation takes place by virtue of a power of attorney, this is to be sent to the company in the original together with the notification to attend the Meeting.

Agenda
1. Opening of the Meeting.
2. Election of a chairman at the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Appointment of persons to check the minutes.
6. Consideration of whether the Meeting has been duly convened.
7. Determination of the number of board members, who are to be appointed by the Meeting.
8. Election of members of the board.
9. Conclusion of the Meeting.

Proposed decisions

Items 7 and 8
As regards the number of board members and the election of board members the Election Committee intends to propose the following:
- 5 ordinary members of the board.
- Re-election of ordinary board member Olle Knaust and new election of Christian Hermelin, Anders Hörnqvist, Roger Johansson and Erik Paulsson. It is proposed that Erik Paulsson be elected chairman of the board.

Information regarding the persons to be proposed for new election.

Christian Hermelin:
Born: 1964
Director of Projects & Development, Fabege AB (publ)
Education: Bachelor's degree in Business administration
Other assignments: Non
Shareholding: Non

Anders Hörnqvist:
Born: 1966
Director of Properties, Fabege AB (publ)
Education: Bachelor's degree in Engineering

Other assignments: Member of the Board of Fastighetsägarna Stockholm
Shareholding: Non

Roger Johansson:
Born: 1969
Director of Administration, Fabege AB (publ)
Education: Bachelor's degree in Business administration
Other assignments: Non
Shareholding: Non

Erik Paulsson:
Born: 1942
President and CEO, Fabege AB (publ)
Education: Lower secondary school. Business manager since 1959
Other assignments: Chairman of the Board of SkiStar AB and Wihlborgs Fastigheter AB. Director of Nolato AB
Shareholding: Non

The proposal is supported by shareholders who together represent 99.5 per cent of the votes and equity in the company.

Shareholders may be accompanied by one or two assistants at the Meeting, provided that the shareholder has made notification to this effect as provided for in the above Notification.

Stockholm, April 2006

THE BOARD OF DIRECTORS

TORNET

Statement by the Board of Directors of Fastighets AB Tornet concerning Fabege AB's public offer to Fastighets AB Tornet's shareholders

The previous main owners Ratos AB and Lehman Brothers Real Estate Partners L.P. recently sold their indirect holding in Fastighets AB Tornet ("Tornet") for SEK 146 per share to Fabege AB ("Fabege"). Accordingly, 82.4 % of Tornet's shares are now owned by Fabege and Tornet is thus a subsidiary of Fabege.

On 3 February 2006, Fabege made a public offer ("the Offer") to Tornet's shareholders, entailing that SEK 146 in cash or one newly issued Fabege share would be received for every Tornet share.

Tornet's Board of Directors has evaluated the offer and wishes to point out the following to Tornet's shareholders:

As a basis for its position, the Board of Tornet has obtained a statement, a "fairness opinion" from ABG Sundal Collier. According to this fairness opinion, the Offer is reasonable from a financial perspective for Tornet's shareholders.

In the light of the above and based on an overall assessment of all information obtained, the Board* unanimously states that:

1) The Offer is fair and it has therefore been decided to recommend Tornet's shareholders to accept it.

2) When choosing between SEK 146 in cash or a Fabege share, Tornet's shareholders should take into consideration Fabege's expected share price on the day for receipt of the Fabege share in accordance with the Offer. The closing price on Friday, 17 March 2006 was SEK 168. If the share price remains at this level on the day for receipt of the Fabege share, it would therefore be a more attractive alternative regardless of whether the shareholder wishes to sell the share to obtain cash or retain it with exposure to the property market as a Fabege shareholder.

*Board members Tommy Qvarfort, the newly appointed Chairman of the Board of Tornet, and Olle Knaust, Executive Vice President of Fabege, have not participated in the Board's consideration of the Offer.

Stockholm, 20 March 2006

Fastighets AB Tornet (publ)

The Board of Directors

For further information, please contact:
Kerstin Lindberg-Göransson, +46 (0)8 797 61 10
Mats Lönnqvist, tel +46 (0)156 138 75
Risto Silander, tel +46 (0)8 665 40 02

Fastighets AB Tornet is a property company listed on Nya Marknaden. The property holding has a lettable area of around 880 000 square metres and a book value of about SEK 8.5 billion. The main part of the property holdings is concentrated in Sweden's three largest cities: Stockholm, Göteborg and Malmö

TORNET

Tornet Annual Report 2005

Fastighets AB Tornet's Annual Report for 2005 will be available at the website of Tornet from March10.

Financial calendar 2006:
Annual General Meeting: 31 May 2006
Interim report, January-March: 4 May 2006
Interim report, January-June: 15 August 2006
Interim report, January-September: 1 November 2006

Danderyd 8 March 2006

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84

Fastighets AB Tornet is a property company listed on Nya Marknaden. The property holding has a lettable area of around 880 00 square metres and a book value of about SEK 8.5m.The main part of the property holdings is concentrated in Sweden's three largest cities: Stockholm, Göteborg and Malmö

TORNET

Extraordinary shareholders' meeting of Tornet

Due to the ownership changes in Tornet, an extraordinary shareholders' meeting has been held today to elect a new Board of Directors. The meeting decided to elect Kerstin Lindberg Göransson, Mats Lönnqvist and Risto Silander (re-elected) and Olle Knaust and Tommy Qvarfort (newly elected) as board members for the period until the end of next annual general meeting. Tommy Qvarfort was appointed as Chairman of the Board.

Danderyd, 22 February 2006

Fastighets AB Tornet (publ)

For further information, please contact:
Tommy Qvarfort, Chairman of the Board, Fastighets AB Tornet, 0709-209 374

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 1.1 million square metres and a book value of about SEK 10 billion. The main part of the property holdings is concentrated in Sweden's three largest cities: Stockholm, Göteborg and Malmö

TORNET

Annual Accounts Bulletin 2005

	2005	2004
Rental income, SEKm	**1 330**	2 223
Operating income, SEKm	**1 437**	1 574
Income before tax, SEKm	**677**	736
Net profit, SEKm	**912**	823
Earnings per share, SEK	**35.30**	31.80
Shareholders' equity per share, SEK	**128**	175
The book value of properties, SEKm	**9 697**	16 873
Occupancy ratio, area, %	**84.8**	87.6
Occupancy ratio, financial, %	**88.7**	89.6

Net profit
Net profit for the year amounted to SEK 912m (823).

Sales
During the year 121 properties (158) have been sold for a total of SEK 8 227m(5 046).

Letting
The average financial occupancy ratio for the year totalled 88.7 per cent (89.6), which is a marginal deterioration compared with last year, in particular taking into consideration that fully let properties have been sold during the year. In all, 124 000 sq.m. were newly let during the year.

Events after the end of the period
During the first quarter, the sale was completed of 32 properties in Sweden and 1 property in Germany for a total amount of SEK 1 232m. These sales will not have any effect on income for 2006.

As a result of Fabege's acquisition of all shares of Tornet's main owner, LRT Acquisition AB, on 1 February 2006, Fabege has become Tornet's ultimate parent company. LRT Acquisition's ownership share of Tornet represents 82.4 % of the shares. An extraordinary shareholders' meeting will take place on 22 February 2006.

Danderyd 22 February 2006

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, CEO, Fastighets AB Tornet, +46-544 905 02, mobile +46-70 542 34 84.

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 1.1 million square metres and a book value of about SEK 10 billion. The main part of the property holdings is concentrated in Sweden's three largest cities: Stockholm, Göteborg and Malmö

The full year-end report

TORNET

Tornet säljer 14 fastigheter i Malmö

Fastighets AB Tornet har sålt samtliga fastigheter i Malmö till ett försäljningspris av 2 170 Mkr. Försäljningspriset översteg bokfört värde med 5 %.

För mer information om fastigheterna se Tornets webbsida www.tornet.se under rubriken fastigheter.

Danderyd 2006-04-26

Fastighets AB Tornet (publ)

För mer information vänligen kontakta:

Christel Armstrong Darvik, VD Fastighets AB Tornet, 08-544 905 02, mobil 070-542 34 84.
